________________________________________________________________________________________________________
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________________________________________________________________________________
FORM 6-K

________________________________________________________________________________________________________
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2020
Commission File Number: 001-35052

________________________________________________________________________________________________________
Adecoagro S.A.
(Translation of registrant’s name into English)

________________________________________________________________________________________________________
Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
________________________________________________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

________________________________________________________________________________________________________

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2020

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being filed by Adecoagro S.A. (“Adecoagro” or the “Company”) with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the SEC on December 6, 2013 (File No. 333-191325) and will be deemed to be a part thereof from the date on which this Form 6-K is filed with the SEC, to the extent not superseded by documents or reports subsequently filed or furnished. The Company is filing this report on Form 6-K for the purpose of filing a copy of the Company’s unaudited condensed consolidated interim financial statements as of and for the three month period ended March 31, 2020 (the “Consolidated Financial Statements”). The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

Forward-Looking Statements

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) the length and severity of the novel coronavirus (COVID_19) outbreak; (iv) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (v) the implementation of the registrant’s business strategy; (vi) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vii) the implementation of the registrant’s financing strategy and capital expenditure plan; (viii) the maintenance of the registrant’s relationships with customers; (ix) the competitive nature of the industries in which the registrant operates; (x) the cost and availability of financing; (xi) future demand for the commodities the registrant produces; (xii) international prices for commodities; (xiii) the condition of the registrant’s land holdings; (xiv) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xv) the performance of the South American and world economies; and (xvi) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

Date: May 14, 2020	By:	/s/ Carlos Boero Hughes
	Name:	Carlos Boero Hughes
	Title:	Chief Financial Officer

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of March 31, 2020 and for the three-month periods ended March 31, 2020 and 2019

Legal information

Denomination: Adecoagro S.A.
Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock:: 122,381,815 common shares
Outstanding Capital Stock: 116,794,394 common shares
Treasury Shares: 5,587,421 common shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the three-month period ended March 31, 2020 and 2019
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		March 31,	March 31,
	Note	2020	2019

		(unaudited)
Sales of goods and services rendered	4	156,130	159,815
Cost of goods sold and services rendered	5	(121,081)	(123,938)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	23,581	23,168
Changes in net realizable value of agricultural produce after harvest		(408)	1,356
Margin on manufacturing and agricultural activities before operating expenses		58,222	60,401
General and administrative expenses	6	(13,540)	(13,461)
Selling expenses	6	(19,725)	(20,372)
Other operating income, net	8	12,090	(2,431)
Profit from operations before financing and taxation		37,047	24,137
Finance income	9	5,091	2,933
Finance costs	9	(133,650)	(44,374)
Other financial results - Net gain of inflation effects on the monetary items	9	14,465	17,786
Financial results, net	9	(114,094)	(23,655)
(Loss) / profit before income tax		(77,047)	482
Income tax benefit / (expense)	10	22,606	(2,717)
Loss for the period		(54,441)	(2,235)
Attributable to:
Equity holders of the parent		(55,154)	(3,153)
Non-controlling interest		713	918

Loss per share attributable to the equity holders of the parent during the period:
Basic		(0.471)	(0.027)
Diluted		(0.471)	(0.027)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the three-month period ended March 31, 2020 and 2019
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	March 31,	March 31,
	2020	2019

	(unaudited)

Loss for the period	(54,441)	(2,235)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(79,795)	(22,481)
Cash flow hedge, net of tax (Note 2)	(10,503)	(5,614)
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	10,192	17,237
Other comprehensive loss for the period	(80,106)	(10,858)
Total comprehensive loss for the period	(134,547)	(13,093)

Attributable to:
Equity holders of the parent	(135,288)	(13,949)
Non-controlling interest	741	856

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of March 31, 2020 and December 31, 2019
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		March 31,	December 31,
	Note	2020	2019
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	11	1,396,340	1,493,220
Right of use assets	12	210,934	238,053
Investment property	13	34,295	34,295
Intangible assets	14	31,947	33,679
Biological assets	15	13,753	13,303
Deferred income tax assets	10	37,151	13,664
Trade and other receivables, net	17	41,483	44,993
Other assets		850	1,034
Total Non-Current Assets		1,766,753	1,872,241
Current Assets
Biological assets	15	91,892	117,133
Inventories	18	121,584	112,790
Trade and other receivables, net	17	120,100	127,338
Derivative financial instruments	16	1,128	1,435
Other assets		81	94
Cash and cash equivalents	19	235,425	290,276
Total Current Assets		570,210	649,066
TOTAL ASSETS		2,336,963	2,521,307
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	20	183,573	183,573
Share premium	20	900,744	901,739
Cumulative translation adjustment		(755,067)	(680,315)
Equity-settled compensation		16,192	15,354
Cash flow hedge		(86,806)	(76,303)
Other reserves		71,220	66,047
Treasury shares		(8,384)	(7,946)
Revaluation surplus		342,998	337,877
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		146,352	206,669
Equity attributable to equity holders of the parent		852,396	988,269
Non-controlling interest		41,355	40,614
TOTAL SHAREHOLDERS EQUITY		893,751	1,028,883
LIABILITIES
Non-Current Liabilities
Trade and other payables	22	3,603	3,599
Borrowings	23	741,526	780,202
Lease liabilities	24	157,811	174,570
Deferred income tax liabilities	10	172,078	165,508
Payroll and social security liabilities	25	1,285	1,209
Provisions for other liabilities	26	2,759	2,936
Total Non-Current Liabilities		1,079,062	1,128,024
Current Liabilities
Trade and other payables	22	93,429	106,887
Current income tax liabilities		683	754
Payroll and social security liabilities	25	21,993	25,208
Borrowings	23	205,316	188,078
Lease liabilities	24	37,904	41,814
Derivative financial instruments	16	4,631	1,423
Provisions for other liabilities	26	194	236
Total Current Liabilities		364,150	364,400
TOTAL LIABILITIES		1,443,212	1,492,424
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		2,336,963	2,521,307

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the three-month periods ended March 31, 2020 and 2019 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 20)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus (**)	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2019	183,573	900,503	(666,037)	16,191	(56,884)	32,380	(8,741)	383,889	41,574	237,188	1,063,636	44,509	1,108,145
Loss for the period	—	—	—	—	—		—	—	—	(3,153)	(3,153)	918	(2,235)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(9,787)	—	—	—	—	(11,310)	—	—	(21,097)	(1,384)	(22,481)
Cash flow hedge (*)	—	—	—	—	(5,614)	—	—	—	—	—	(5,614)	—	(5,614)
Revaluation of surplus	—	—	—	—	—	—	—	15,915	—	—	15,915	1,322	17,237
Reserve of the revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	(5,294)	—	5,294	—	—	—
Other comprehensive income for the period	—	—	(9,787)	—	(5,614)	—	—	(689)	—	5,294	(10,796)	(62)	(10,858)
Total comprehensive income for the period	—	—	(9,787)	—	(5,614)	—	—	(689)	—	2,141	(13,949)	856	(13,093)

Reserves for the benefit of government grants (1)	—	—	—	—	—	6,584	—	—	—	(6,584)	—	—	—
- Restricted units (Note 21):
Value of employee services	—	—	—	987	—	—	—	—	—	—	987	—	987
Balance at March 31, 2019 (unaudited)	183,573	900,503	(675,824)	17,178	(62,498)	38,964	(8,741)	383,200	41,574	232,745	1,050,674	45,365	1,096,039

(*) Net of 1,579 of Income tax.
(**) Net of 5,741 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the three-month periods ended March 31, 2020 and 2019 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 20)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2020	183,573	901,739	(680,315)	15,354	(76,303)	66,047	(7,946)	337,877	41,574	206,669	988,269	40,614	1,028,883
Loss for the period	—	—	—	—	—		—	—	—	(55,154)	(55,154)	713	(54,441)
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(74,752)	—	—	—	—	(5,125)	—	—	(79,877)	82	(79,795)
Cash flow hedge (*)	—	—	—	—	(10,503)	—	—	—	—	—	(10,503)	—	(10,503)
- Items that will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	10,246	—	—	10,246	(54)	10,192
Reserve of the revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive income for the period	—	—	(74,752)	—	(10,503)	—	—	5,121	—	—	(80,134)	28	(80,106)
Total comprehensive income for the period	—	—	(74,752)	—	(10,503)	—	—	5,121	—	(55,154)	(135,288)	741	(134,547)

- Reserves for the benefit of government grants (1)	—	—	—	—	—	5,163	—	—	—	(5,163)	—	—	—
- Restricted shares (Note 21):
Value of employee services	—	—	—	838	—	—	—	—	—	—	838	—	838
Forfeited	—	—	—	—	—	10	(10)	—	—	—	—	—	—
- Purchase of own shares	—	(995)	—	—	—	—	(428)	—	—	—	(1,423)	—	(1,423)
Balance at March 31, 2020 (unaudited)	183,573	900,744	(755,067)	16,192	(86,806)	71,220	(8,384)	342,998	41,574	146,352	852,396	41,355	893,751

(*) Net of 5,275 of Income tax.
(**) Net of (5,190) of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the three-month periods ended March 31, 2020 and 2019
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2020	March 31, 2019
		(unaudited)
Cash flows from operating activities:
Loss for the period		(54,441)	(2,235)
Adjustments for:
Income tax (benefit) / expense	10	(22,606)	2,717
Depreciation of property, plant and equipment	11	23,214	25,978
Amortization of intangible assets	14	286	328
Depreciation of right of use assets	12	11,149	10,411
Gain from the sale of farmland and other assets	27	—	(1,472)
Gain from disposal of other property items	8	(952)	(362)
Acquisition of subsidiaries		—	(149)
Net gain from the Fair value adjustment of Investment properties	13	49	(1,280)
Equity settled share-based compensation granted	7, 21	1,166	1,378
Gain from derivative financial instruments	8, 9	(8,197)	3,047
Interest and other expense, net	9	12,614	13,121
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(17,156)	(25,695)
Changes in net realizable value of agricultural produce after harvest (unrealized)		(539)	515
Provision and allowances		732	—
Net gain of inflation effects on the monetary items	9	(14,465)	(17,786)
Foreign exchange losses, net	9	101,616	20,196
Cash flow hedge – transfer from equity	9	11,172	7,601
Subtotal		43,642	36,313
Changes in operating assets and liabilities:
Increase in trade and other receivables		(12,118)	(7,989)
Increase in inventories		(20,755)	(2,552)
Decrease in biological assets		28,193	18,527
Decrease in other assets		5	3
Decrease / (Increase) in derivative financial instruments		12,175	(1,946)
Decrease in trade and other payables		(3,462)	(10,875)
Increase in payroll and social security liabilities		1,598	1,211
Increase / (Decrease) in provisions for other liabilities		521	(174)
Net cash generated from operating activities before taxes paid		49,799	32,518
Income tax paid		(320)	(124)
Net cash generated from operating activities	(a)	49,479	32,394

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the three-month periods ended March 31, 2020 and 2019 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2020	March 31, 2019
		(unaudited)
Cash flows from investing activities:
Acquisition of a business, net of cash and cash equivalents acquired		—	684
Purchases of property, plant and equipment	11	(66,795)	(119,157)
Purchases of cattle and non current biological assets		(1,544)	(1,463)
Purchases of intangible assets	14	(462)	(6,645)
Interest received and others		4,735	2,129
Proceeds from sale of property, plant and equipment		840	332
Proceeds from sale of farmlands and other assets	27	—	5,833
Net cash used in investing activities	(b)	(63,226)	(118,287)

Cash flows from financing activities:
Proceeds from long-term borrowings		4,584	8,016
Payments of long-term borrowings		(10,254)	(32,067)
Proceeds from short-term borrowings		71,254	76,114
Payment of short-term borrowings		(44,431)	(37,529)
Proceeds of derivatives financial instruments		(21)	557
Lease payments		(8,979)	(14,320)
Interest paid		(20,129)	(22,640)
Purchase of own shares		(1,423)	—
Net cash used in financing activities	(c)	(9,399)	(21,869)
Net decrease in cash and cash equivalents		(23,146)	(107,762)
Cash and cash equivalents at beginning of period	19	290,276	273,635
Effect of exchange rate changes and inflation on cash and cash equivalents	(d)	(31,705)	(8,984)
Cash and cash equivalents at end of period	19	235,425	156,889

(a) Includes 15 and 9,074 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2020 and 2019, respectively.
(b) Includes 270 and 2,608 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2020 and 2019, respectively.
(c) Includes 368 and (1,621) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2020 and 2019, respectively.
(d) Includes (653) and (10,062) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2020 and 2019, respectively.

Other Non-cash investing and financing for the transactions disclosed in other notes are the seller financing of Subsidiaries in Note 27.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1. General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on May 12, 2020.

2. Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 2 to the annual financial statements. There have been no changes to the Group's exposure and risk management principles and processes since December 31, 2019 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the three month period ended March 31, 2020. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

In Argentina, past economic events forced the government to impose certain restrictions in the exchange markets, such as:

–Set specific deadlines to enter and settle exports
–Prior authorization of the BCRA for the formation of external assets for companies
–Prior authorization of the BCRA for the payment of debts related to companies abroad
–Deferral of payment of certain public debt instruments.
–Fuel price control

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2. Financial risk management (continued)

•Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at March 31, 2020. All amounts are shown in US dollars.

	March 31, 2020
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(108,650)	—	—	(568)	(109,218)
Brazilian Reais	—	(219,577)	—	—	(219,577)
US Dollar	(158,017)	(416,286)	(52,737)	39,009	(588,031)
Uruguayan Peso	—	—	(3,722)	—	(3,722)
Total	(266,667)	(635,863)	(56,459)	38,441	(920,548)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended March 31, 2020 would have increased the Group’s Loss before income tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement.
A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	March 31, 2020
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
US Dollar	(15,802)	(41,629)	(5,274)	—	(62,705)
(Decrease) or increase in Profit before income tax	(15,802)	(41,629)	(5,274)	—	(62,705)

Hedge Accounting - Cash flow hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Group expects that the cash flows will occur and affect profit or loss between 2020 and 2024.

For the period ended March 31, 2020, a loss before income tax of US$ 27,356 was recognized in other comprehensive income and a loss of US$ 11,172 was reclassified from equity to profit or loss within “Financial results, net”.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2. Financial risk management (continued)

•Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at March 31, 2020 (all amounts are shown in US dollars):

	March 31, 2020
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Brazilian Reais	—	62,353	—	—	62,353
US Dollar	111,012	80,510	10,181	497,425	699,128
Subtotal Fixed-rate borrowings	111,012	142,863	10,181	497,425	761,481
Variable rate:
Brazilian Reais	—	99,458	—	—	99,458
US Dollar	82,290	3,613	—	—	85,903
Subtotal Variable-rate borrowings	82,290	103,071	—	—	185,361
Total borrowings as per analysis	193,302	245,934	10,181	497,425	946,842

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2. Financial risk management (continued)

At March 31, 2020, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:

	March 31, 2020
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(995)	(995)
US Dollar	(823)	(36)	(859)
Decrease in profit before income tax	(823)	(1,031)	(1,854)

•Credit risk

As of March 31, 2020, seven banks accounted for more than 87% of the total cash deposited (Banco ABC, J.P. Morgan, Banco Safra, Banco do Brasil, Banco Itaú, HSBC and Banco Bradesco).

•Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of March 31, 2020:

▪ Futures / Options

	March 31, 2020
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	(50)	(9,410)	(2,525)	(2,897)
Soybean	38	3,508	(912)	(1,425)
Wheat	—	(244)	(112)	(75)
Sugar	185	54,228	971	(13,230)
Total	173	48,082	(2,578)	(17,627)

(*) Included in line "Gain / (Loss) from commodity derivative financial instruments" Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪ Other derivative financial instruments

As of March 31, 2020, the Group has floating-to-fixed interest rate swap, foreign currency fixed-to-floating interest rate swap and foreign currency floating-to fixed interest rate swap agreements, which were also outstanding as of December 31, 2019.

During the period ended March 31, 2020 and 2019, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 5.0
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2. Financial risk management (continued)

million and US$ 2.1 million, respectively. Those contracts entered in 2020 had maturity dates October 2020. The outstanding contracts resulted in the recognition of a loss of US$ 1.19 million in the period ended March 31, 2020.

During the period ended on March 31, 2020 and 2019, the Group entered into several currency forward contracts in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 1.5 million and US$ 4.5 million, respectively. The currency forward contracts maturity date is June 2020, and between March and June 2019, respectively. The outstanding contracts resulted in the recognition of a loss of US$ 0.02 million and a gain of US$ 0.08 million, respectively.

Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

3. Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

▪ The Group’s ‘Crops’ Segment consists of planting, harvesting, sale and processing grains, oilseeds and fibers (including wheat, corn, soybeans, cotton, sunflowers and peanuts, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties crops. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪ The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

▪ The Company’s ‘Dairy’ Segment consists of the production and sale of raw milk and industrialized products, including UHT, cheese and powder milk among others;

▪ The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be significance Coffee and Cattle.

•The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits). (For disposals and acquisitions see Note 27).
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Segment information (continued)

Total segment assets and liabilities are measured in a manner consistent with that of the consolidated financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

Effective July 1, 2018, the Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) to its operations in Argentina. IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in the general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). In order to determine whether an economy is classified as hyperinflationary, IAS 29 sets forth a series of factors to be considered, including whether the amount of cumulative inflation nears or exceeds a threshold of 100%. Accordingly, Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 from July 1, 2018.

According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income should be expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”.

Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, the Group’s reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”.

The re-measurement and translation processes are applied on a monthly basis until year-end. Due to this process, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

Following the adoption of IAS 29 to the Argentine operations of the Group, management revised the information reviewed by the CODM. Accordingly, as from July 1, 2018, (commencement of hyper-inflation accounting in Argentina), the information provided to the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes as follows. The segment results of the Argentinean operations for each reporting period were adjusted for inflation and translated into the Group’s reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 procedures outlined above. From January 1, 2018 through June 30, 2018, the Group’s segment results were still based on the IFRS measurement principles adopted until June 30, 2018.

In order to evaluate the economic performance of businesses on a monthly basis, results of operations in Argentina are based on monthly data that have been adjusted for inflation and converted into the average exchange rate of the U.S. Dollar each month. These already converted figures are subsequently not readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the company uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

The Group’s CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Segment information (continued)

The following tables show a reconciliation of each reportable segment for the three-month period ended March 31, 2020 and March 31, 2019, as per the information reviewed by the CODM and the reportable segment measured in accordance with IAS 29 and IAS 21 as per the consolidated financial statements.

	March 31, 2020
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	35,980	(293)	35,687	24,398	(225)	24,173	31,589	(412)	31,177
Cost of goods and services rendered	(33,635)	254	(33,381)	(18,744)	137	(18,607)	(28,825)	366	(28,459)
Initial recognition and changes in fair value of biological assets and agricultural produce	12,003	(239)	11,764	12,994	(230)	12,764	3,885	(75)	3,810
Gain from changes in net realizable value of agricultural produce after harvest	(419)	16	(403)	—	—	—	(5)	—	(5)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	13,929	(262)	13,667	18,648	(318)	18,330	6,644	(121)	6,523
General and administrative expenses	(1,411)	26	(1,385)	(1,669)	31	(1,638)	(1,471)	29	(1,442)
Selling expenses	(4,938)	55	(4,883)	(3,810)	52	(3,758)	(3,608)	66	(3,542)
Other operating income, net	(2,519)	(6)	(2,525)	243	(4)	239	(12)	—	(12)
Profit from Operations Before Financing and Taxation	5,061	(187)	4,874	13,412	(239)	13,173	1,553	(26)	1,527

Depreciation of Property, plant and equipment and amortization of Intangible assets	(1,257)	26	(1,231)	(1,765)	33	(1,732)	(1,626)	30	(1,596)
Net gain from Fair value adjustment of Investment property	—	—	—	—	—	—	—	—	—

	March 31, 2020
	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	247	(4)	243	—	—	—	157,064	(934)	156,130
Cost of goods and services rendered	(124)	3	(121)	—	—	—	(121,841)	760	(121,081)
Initial recognition and changes in fair value of biological assets and agricultural produce	(93)	2	(91)	—	—	—	24,123	(542)	23,581
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	(424)	16	(408)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	30	1	31	—	—	—	58,922	(700)	58,222
General and administrative expenses	(30)	—	(30)	(4,547)	73	(4,474)	(13,699)	159	(13,540)
Selling expenses	(24)	(4)	(28)	(114)	1	(113)	(19,895)	170	(19,725)
Other operating income, net	(57)	1	(56)	7	1	8	12,098	(8)	12,090
Profit from Operations Before Financing and Taxation	(81)	(2)	(83)	(4,654)	75	(4,579)	37,426	(379)	37,047

Depreciation of Property, plant and equipment and amortization of Intangible assets	(37)	—	(37)	(124)	2	(122)	(23,591)	91	(23,500)
Net gain from Fair value adjustment of Investment property	(50)	1	(49)	—	—	—	(50)	1	(49)

Sugar, Ethanol and Energy, and Land Transformation segments have not been reconciliated due to the lack of differences.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Segment information (continued)

	March 31, 2019
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	34,117	(1,291)	32,826	29,411	(633)	28,778	8,110	(330)	7,780
Cost of goods and services rendered	(35,111)	1,357	(33,754)	(22,510)	259	(22,251)	(7,855)	310	(7,545)
Initial recognition and changes in fair value of biological assets and agricultural produce	9,900	(335)	9,565	13,844	(868)	12,976	2,742	(120)	2,622
Gain from changes in net realizable value of agricultural produce after harvest	1,427	(71)	1,356	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	10,333	(340)	9,993	20,745	(1,242)	19,503	2,997	(140)	2,857
General and administrative expenses	(1,369)	74	(1,295)	(1,807)	104	(1,703)	(918)	57	(861)
Selling expenses	(1,588)	64	(1,524)	(6,830)	340	(6,490)	(483)	28	(455)
Other operating income, net	(2,863)	12	(2,851)	145	(7)	138	144	(6)	138
Profit from Operations Before Financing and Taxation	4,513	(190)	4,323	12,253	(805)	11,448	1,740	(61)	1,679

Depreciation of Property, plant and equipment and amortization of Intangible assets	(953)	16	(937)	(1,776)	110	(1,666)	(1,037)	60	(977)
Net gain from Fair value adjustment of Investment property	—	—	—	—	—	—	—	—	—

	March 31, 2019
	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	425	(29)	396	—	—	—	162,098	(2,283)	159,815
Cost of goods and services rendered	(303)	21	(282)	—	—	—	(125,885)	1,947	(123,938)
Initial recognition and changes in fair value of biological assets and agricultural produce	222	(26)	196	—	—	—	24,517	(1,349)	23,168
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	1,427	(71)	1,356
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	344	(34)	310	—	—	—	62,157	(1,756)	60,401
General and administrative expenses	(41)	(29)	(70)	(4,575)	174	(4,401)	(13,841)	380	(13,461)
Selling expenses	(49)	—	(49)	(79)	4	(75)	(20,808)	436	(20,372)
Other operating income, net	1,330	(56)	1,274	(184)	14	(170)	(2,388)	(43)	(2,431)
Profit from Operations Before Financing and Taxation	1,584	(119)	1,465	(4,838)	192	(4,646)	25,120	(983)	24,137

Depreciation of Property, plant and equipment and amortization of Intangible assets	(46)	3	(43)	—	—	—	(26,495)	189	(26,306)
Net gain from Fair value adjustment of Investment property	1,336	(56)	1,280	—	—	—	1,336	(56)	1,280

Sugar, Ethanol and Energy, and Land Transformation segments have not been reconciliated due to the lack of differences.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Segment information (continued)

Segment analysis for the three-month period ended March 31, 2020 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	35,980	24,398	31,589	247	92,214	64,850	—	—	157,064
Cost of goods sold and services rendered	(33,635)	(18,744)	(28,825)	(124)	(81,328)	(40,513)	—	—	(121,841)
Initial recognition and changes in fair value of biological assets and agricultural produce	12,003	12,994	3,885	(93)	28,789	(4,666)	—	—	24,123
Changes in net realizable value of agricultural produce after harvest	(419)	—	(5)	—	(424)	—	—	—	(424)
Margin on manufacturing and agricultural activities before operating expenses	13,929	18,648	6,644	30	39,251	19,671	—	—	58,922
General and administrative expenses	(1,411)	(1,669)	(1,471)	(30)	(4,581)	(4,571)	—	(4,547)	(13,699)
Selling expenses	(4,938)	(3,810)	(3,608)	(24)	(12,380)	(7,401)	—	(114)	(19,895)
Other operating income, net	(2,519)	243	(12)	(57)	(2,345)	14,436	—	7	12,098
Profit / (loss) from operations before financing and taxation	5,061	13,412	1,553	(81)	19,945	22,135	—	(4,654)	37,426

Depreciation of Property, plant and equipment and amortization of Intangible assets	(1,257)	(1,765)	(1,626)	(37)	(4,685)	(18,782)	—	(124)	(23,591)
Net gain from Fair value adjustment of Investment property	—	—	—	(50)	(50)	—	—	—	(50)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	9,192	11,004	(1,025)	226	19,397	(2,241)	—	—	17,156
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	2,811	1,990	4,910	(319)	9,392	(2,425)	—	—	6,967
Changes in net realizable value of agricultural produce after harvest (unrealized)	539	—	—	—	539	—	—	—	539
Changes in net realizable value of agricultural produce after harvest (realized)	(958)	—	(5)	—	(963)	—	—	—	(963)

Farmlands and farmland improvements, net	475,021	142,227	546	52,858	670,652	63,592	—	—	734,244
Machinery, equipment, building and facilities, and other fixed assets, net	34,234	25,167	74,853	487	134,741	240,057	—	—	374,798
Bearer plants, net	629	—	—	—	629	229,657	—	—	230,286
Work in progress	7,053	16,175	16,008	1,263	40,499	16,513	—	—	57,012
Right of use asset	3,801	498	259	—	4,558	205,576	—	800	210,934
Investment property	—	—	—	34,295	34,295	—	—	—	34,295
Goodwill	9,911	819	3,895	—	14,625	4,199	—	—	18,824
Biological assets	41,004	621	12,056	3,721	57,402	48,243	—	—	105,645
Finished goods	16,849	6,370	3,774	—	26,993	17,965	—	—	44,958
Raw materials, Stocks held by third parties and others	12,732	37,910	7,210	83	57,935	18,691	—	—	76,626
Total segment assets	601,234	229,787	118,601	92,707	1,042,329	844,493	—	800	1,887,622
Borrowings	71,253	78,708	168,857	—	318,818	587,045	—	40,979	946,842
Lease liabilities	3,820	495	265	—	4,580	190,272	—	863	195,715
Total segment liabilities	75,073	79,203	169,122	—	323,398	777,317	—	41,842	1,142,557
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3. Segment information (continued)

Segment analysis for the three-month period ended March 31, 2019 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	34,117	29,411	8,110	425	72,063	90,035	—	—	162,098
Cost of goods sold and services rendered	(35,111)	(22,510)	(7,855)	(303)	(65,779)	(60,106)	—	—	(125,885)
Initial recognition and changes in fair value of biological assets and agricultural produce	9,900	13,844	2,742	222	26,708	(2,191)	—	—	24,517
Changes in net realizable value of agricultural produce after harvest	1,427	—	—	—	1,427	—	—	—	1,427
Margin on manufacturing and agricultural activities before operating expenses	10,333	20,745	2,997	344	34,419	27,738	—	—	62,157
General and administrative expenses	(1,369)	(1,807)	(918)	(41)	(4,135)	(5,131)	—	(4,575)	(13,841)
Selling expenses	(1,588)	(6,830)	(483)	(49)	(8,950)	(11,779)	—	(79)	(20,808)
Other operating income / (loss), net	(2,863)	145	144	1,330	(1,244)	(2,314)	1,354	(184)	(2,388)
Profit / (loss) from operations before financing and taxation	4,513	12,253	1,740	1,584	20,090	8,514	1,354	(4,838)	25,120

Depreciation of Property, plant and equipment and amortization of Intangible assets	(953)	(1,776)	(1,037)	(46)	(3,812)	(22,683)	—	—	(26,495)
Net gain from Fair value adjustment of Investment property	—	—	—	1.336	1.336	—	—	—	1.336
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	8,022	—	8,022
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	9,368	13,285	214	865	23,732	1,963	—	—	25,695
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	532	559	2,528	(643)	2,976	(4,154)	—	—	(1,178)
Changes in net realizable value of agricultural produce after harvest (unrealized)	(515)	—	—	—	(515)	—	—	—	(515)
Changes in net realizable value of agricultural produce after harvest (realized)	1,942	—	—	—	1,942	—	—	—	1,942

As of December 31, 2019:
Farmlands and farmland improvements, net	474,922	142,864	611	52,874	671,271	63,594	—	—	734,865
Machinery, equipment, building and facilities, and other fixed assets, net	29,038	25,425	74,403	507	129,373	316,304	—	—	445,677
Bearer plants, net	592	—	—	—	592	252,928	—	—	253,520
Work in progress	11,457	15,669	15,394	1,214	43,734	15,424	—	—	59,158
Right of use assets	4,378	567	371	—	5,316	231,832	—	905	238,053
Investment property	—	—	—	34,295	34,295	—	—	—	34,295
Goodwill	9,896	3,890	—	817	14,603	5,417	—	—	20,020
Biological assets	38,404	21,484	11,521	3,673	75,082	55,354	—	—	130,436
Finished goods	17,830	5,805	4,779	—	28,414	36,864			65,278
Raw materials, Stocks held by third parties and others	17,187	4,876	5,156	90	27,309	20,203	—	—	47,512
Total segment assets	603,704	220,580	112,235	93,470	1,029,989	997,920	—	905	2,028,814
Borrowings	28,045	45,602	100,262	—	173,909	240,001	—	554,370	968,280
Lease liabilities	4.857	490	378	—	5,725	209,700	—	959	216,384
Total segment liabilities	32,902	46,092	100,640	—	179,634	449,701	—	555,329	1,184,664

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4. Sales

	March 31, 2020	March 31, 2019
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	57,250	69,817
Sugar	2,920	10,774
Energy (*)	4,817	9,187
Peanut	7,793	—
Sunflower	1,504	—
Rice	23,456	27,903
Fluid milk (UHT)	11,954	—
Powder milk	11,871	3,249
Other dairy products	2,801	—
Soybean oil and meal	—	1,062
Services	844	797
Rental income	130	123
Others	1,271	2,097
	126,611	125,009
Sales of agricultural produce and biological assets:
Soybean (*)	6,460	3,215
Corn	12,725	19,609
Wheat	5,471	5,913
Sunflower	589	530
Milk	2,897	4,043
Cattle	121	—
Cattle for dairy	499	663
Others	757	833
	29,519	34,806
Total sales	156,130	159,815

(*) Includes sales mhw of energy and soybean produced by third parties for an amount of US$ 2.3 million, US$ 5 million, respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 83.0 million as of March 31, 2020 (March 31, 2019: US$ 72 million) comprised primarily of 113,389 tons of sugar (US$ 24.2 million), 73,09 m³ of ethanol (US$ 2.9 million), 604,528 mhw of energy (U$S 28.3 million), 59,505 tons of soybean (US$ 14.2 million) and 93,194 tons of corn (US$ 13.4 million) which expire between May 2020 and December 2020.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5. Cost of goods sold and services rendered
As of March 31, 2020 :

	March 31, 2020
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2020 (Note 18)	17,830	5,805	4,779	—	36,864	65,278
Cost of production of manufactured products (Note 6)	6,864	21,897	24,065	—	30,128	82,954
Purchases	4,605	—	—	—	2,042	6,647
Agricultural produce	22,679	—	3,396	121	—	26,196
Transfer to raw material	(6,390)	(2,682)	—	—	—	(9,072)
Direct agricultural selling expenses	5,129	—	—	—	—	5,129
Tax recoveries (i)	—	—	—	—	(5,869)	(5,869)
Changes in net realizable value of agricultural produce after harvest	(403)	—	(5)	—	—	(408)
Finished goods as of March 31, 2020 (Note 18)	(16,849)	(6,370)	(3,774)	—	(17,965)	(44,958)
Exchange differences	(84)	(43)	(2)	—	(4,687)	(4,816)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	33,381	18,607	28,459	121	40,513	121,081
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

As of March 31, 2019:

	March 31, 2019
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2019	29,144	9,507	1,170	—	39,937	79,758
Cost of production of manufactured products (Note 6)	1,780	18,232	3,908	—	37,977	61,897
Purchases	14,035	2,483	134	—	8,000	24,652
Agricultural produce	13,107	—	4,425	282	—	17,814
Transfer to raw material	(3,907)	—	—	—	—	(3,907)
Direct agricultural selling expenses	2,680	—	—	—	—	2,680
Tax recoveries (i)	—	—	—	—	(6,469)	(6,469)
Changes in net realizable value of agricultural produce after harvest	1,356	—	—	—	—	1,356
Finished goods as of March 31, 2019	(24,002)	(7,378)	(1,940)	—	(19,651)	(52,971)
Exchange differences	(439)	(593)	(152)	—	312	(872)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	33,754	22,251	7,545	282	60,106	123,938
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6. Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the period ended March 31, 2020:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	456	1,409	1,896	—	3,030	6,791	6,317	1,266	14,374
Raw materials and consumables	58	1,218	3,003	—	1,845	6,124	—	—	6,124
Depreciation and amortization	706	485	661	—	9,313	11,165	3,194	233	14,592
Depreciation of right-of-use assets	—	29	113	—	1,687	1,829	776	1	2,606
Fuel, lubricants and others	27	17	585	—	2,093	2,722	113	45	2,880
Maintenance and repairs	126	314	239	—	1,175	1,854	206	151	2,211
Freights	4	2,296	417	—	222	2,939	—	3,856	6,795
Export taxes / selling taxes	—	—	—	—	—	—	—	8,860	8,860
Export expenses	—	—	—	—	—	—	—	1,592	1,592
Contractors and services	51	18	3	—	592	664	—	—	664
Energy transmission	—	—	—	—	—	—	—	447	447
Energy power	162	393	550	—	334	1,439	36	21	1,496
Professional fees	4	15	21	—	46	86	1,678	174	1,938
Other taxes	4	22	18	—	397	441	79	9	529
Contingencies	—	—	—	—	—	—	361	—	361
Lease expense and similar arrangements	64	38	43	—	—	145	117	53	315
Third parties raw materials	380	553	9,613	—	—	10,546	—	—	10,546
Tax recoveries	—	—	—	—	(22)	(22)	—	—	(22)
Others	348	153	460	—	(423)	538	663	3,017	4,218
Subtotal	2,390	6,960	17,622	—	20,289	47,261	13,540	19,725	80,526
Own agricultural produce consumed	4,474	14,937	6,443	—	9,839	35,693	—	—	35,693
Total	6,864	21,897	24,065	—	30,128	82,954	13,540	19,725	116,219

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6. Expenses by nature (continued)

Expenses by nature for the period ended March 31, 2019:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	46	1,467	19	—	4,608	6,140	6,287	1,715	14,142
Raw materials and consumables	19	2,265	36	—	2,682	5,002	—	—	5,002
Depreciation and amortization	484	471	214	—	12,023	13,192	2,711	191	16,094
Depreciation of right-of-use assets	—	—	47	—	1,394	1,441	644	3	2,088
Fuel, lubricants and others	—	27	79	—	3,671	3,777	191	63	4,031
Maintenance and repairs	9	287	—	—	2,413	2,709	324	131	3,164
Freights	41	4,154	140	—	247	4,582	—	3,223	7,805
Export taxes / selling taxes	—	—	—	—	—	—	—	10,439	10,439
Export expenses	—	—	—	—	—	—	—	1,134	1,134
Contractors and services	198	79	173	—	1,419	1,869	—	—	1,869
Energy transmission	—	—	—	—	—	—	—	854	854
Energy power	25	473	—	—	325	823	59	22	904
Professional fees	4	10	—	—	62	76	1,740	80	1,896
Other taxes	—	31	—	—	263	294	238	10	542
Contingencies	—	—	—	—	—	—	198	—	198
Lease expense and similar arrangements	—	62	—	—	—	62	274	13	349
Third parties raw materials	—	747	36	—	216	999	—	—	999
Tax recoveries	—	—	—	—	(1,816)	(1,816)	—	—	(1,816)
Others	30	264	16	—	127	437	795	2,494	3,726
Subtotal	856	10,337	760	—	27,634	39,587	13,461	20,372	73,420
Own agricultural produce consumed	924	7,895	3,148	—	10,343	22,310	—	—	22,310
Total	1,780	18,232	3,908	—	37,977	61,897	13,461	20,372	95,730

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7. Salaries and social security expenses

	March 31, 2020	March 31, 2019
	(unaudited)
Wages and salaries	23,206	23,640
Social security costs	7,123	8,123
Equity-settled share-based compensation	1,166	1,378
	31,495	33,141

8. Other operating income / (loss), net

	March 31, 2020	March 31, 2019
	(unaudited)
Gain from disposals of farmland and other assets (Note 27)	—	1,472
Gain / (Loss) from commodity derivative financial instruments	9,413	(3,358)
Gain from disposal of other property items	952	362
Net (loss) / gain from fair value adjustment of Investment property	(49)	1,280
Others	1,774	(2,187)
	12,090	(2,431)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9. Financial results, net

	March 31, 2020	March 31, 2019
	(unaudited)
Finance income:
- Interest income	2,249	2,169
- Gain from interest rate/foreign exchange rate derivative financial instruments	—	311
- Other income	2,842	453
Finance income	5,091	2,933

Finance costs:
- Interest expense	(15,548)	(13,517)
- Finance cost related to lease liabilities	(1,618)	(1,923)
- Cash flow hedge – transfer from equity	(11,172)	(7,601)
- Foreign exchange losses, net	(101,616)	(20,196)
- Taxes	(1,209)	(761)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(1,216)	—
- Other expenses	(1,271)	(376)
Finance costs	(133,650)	(44,374)
Other financial results - Net gain of inflation effects on the monetary items	14,465	17,786
Total financial results, net	(114,094)	(23,655)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10. Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	March 31, 2020	March 31, 2019
	(unaudited)
Current income tax	(366)	2,054
Deferred income tax	22,972	(4,771)
Income tax benefit / (expense)	22,606	(2,717)

During 2017, the Argentine Government introduced changes in the income tax. The income tax enforce is 30% for the years 2018 and 2019, and will be 25% from 2020 onwards. There has been no other changes in the statutory tax rates in the countries where the Group operates since December 31, 2019.

The gross movement on the deferred income tax account is as follows:

	March 31, 2020	March 31, 2019
	(unaudited)
Beginning of period liability	(151,844)	(151,980)
Exchange differences	(5,812)	4,820
Effect of fair value valuation for farmlands	(5,190)	(5,741)
Acquisition of subsidiary (Note 27)	—	(4,856)
Disposal of farmland (Note 27)	—	2,747
Tax charge relating to cash flow hedge (i)	5,275	1,579
Others	(328)	(391)
Income tax benefit / (expense)	22,972	(4,771)
End of period liability	(134,927)	(158,593)

(i)It relates to the amount reclassified of US$ 11,172 loss and US$ 7,601 loss from equity to profit and loss for the three-month period ended March 31, 2020 and 2019, respectively.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10. Taxation (continued)

	March 31, 2020	March 31, 2019
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	25,852	(1,426)
Non-deductible items	(337)	(682)
Effect of the changes in the statutory income tax rate in Argentina	1,618	1,264
Non-taxable income	1,200	2,812
Tax losses where no deferred tax asset was recognized	(122)	15
Effect of IAS 29 on Argentina´s Shareholder´s equity and deferred income tax.	(5,831)	(5,264)
Unused tax losses	—	(217)
Others	226	781
Income tax benefit / (expense)	22,606	(2,717)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11. Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month periods ended March 31, 2020 and 2019 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Three-month period ended March 31, 2019
Opening net book amount.	780,184	16,324	188,622	205,148	232,956	6,301	50,904	1,480,439
Exchange differences	(22,741)	(519)	(1,777)	(2,321)	(1,833)	(168)	(1,121)	(30,480)
Additions	—	—	37,277	42,879	23,321	1,371	24,621	129,469
Revaluation surplus	22,789	—	—	—	—	—	—	22,789
Acquisition of subsidiaries	455	—	17,850	3,462	—	437	—	22,204
Transfers	—	—	825	5,802	—	7	(6,634)	—
Disposals	—	—	—	(300)	—	(7)	—	(307)
Disposal of subsidiaries	(10,770)	—	(571)	(12)	—	—	—	(11,353)
Reclassification to non-income tax credits (*)	—	—	—	(25)	—	—	—	(25)
Depreciation (Note 6)	—	(773)	(4,690)	(12,283)	(7,770)	(462)	—	(25,978)
Closing net book amount	769,917	15,032	237,536	242,350	246,674	7,479	67,770	1,586,758
At March 31, 2019 (unaudited)								.
Cost	769,917	32,199	398,519	768,463	501,537	23,251	67,770	2,561,656
Accumulated depreciation	—	(17,167)	(160,983)	(526,113)	(254,863)	(15,772)	—	(974,898)
Net book amount	769,917	15,032	237,536	242,350	246,674	7,479	67,770	1,586,758
Threee-month period ended March 31, 2020
Opening net book amount	709,585	25,280	232,720	206,273	253,520	6,684	59,158	1,493,220
Exchange differences	(15,410)	12	(34,653)	(64,141)	(35,278)	(356)	(3,274)	(153,100)
Additions	—	—	5,791	25,874	18,042	392	14,443	64,542
Revaluation surplus	15,383	—	—	—	—	—	—	15,383
Transfers	—	210	6,437	6,648	—	20	(13,315)	—
Disposals	—	—	(12)	(459)	—	(4)	—	(475)
Reclassification to non-income tax credits (*)	—	—	—	(16)	—	—	—	(16)
Depreciation (Note 6)	—	(816)	(4,347)	(11,736)	(5,998)	(317)	—	(23,214)
Closing net book amount	709,558	24,686	205,936	162,443	230,286	6,419	57,012	1,396,340
At March 31, 2020 (unaudited)
Cost	709,558	45,109	391,290	758,930	555,824	23,968	57,012	2,541,691
Accumulated depreciation	—	(20,423)	(185,354)	(596,487)	(325,538)	(17,549)	—	(1,145,351)
Net book amount	709,558	24,686	205,936	162,443	230,286	6,419	57,012	1,396,340
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of March 31, 2020, ICMS tax credits were reclassified to trade and other receivables.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11. Property, plant and equipment (continued)

For all Farmlands with a total valuation of US$ 714 million as of March 31, 2020, the valuation was determined using sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended March 31, 2020 would have reduced the value of the Farmlands on US$ 71 million, which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the nine-month periods ended March 31, 2020 and 2019.

As of March 31, 2020, borrowing costs of US$ 1,849 (March 31, 2019: US$ 11,239) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 280,599 as of March 31, 2020.

12. Right of use assets

Changes in the Group’s right of use assets for the three-month periods ended March 31, 2020 and 2019 were as follows:

	Agricultural partnership (*)	Others	Total
	(unaudited)
Three-months period ended March 31, 2019
Adoption of IFRS 16	194,763	10,174	204,937
Exchange differences	(2,923)	(330)	(3,253)
Additions and Re-measurement	7,155	7,573	14,728
Depreciation	(8,922)	(1,489)	(10,411)
Closing net book amount	190,073	15,928	206,001

Three-months period ended March 31, 2020
Opening net book amount	219,837	18,216	238,053
Exchange differences	(42,908)	1,518	(41,390)
Additions and Re-measurement	23,357	4,162	27,519
Disposals	(778)	(1,321)	(2,099)
Depreciation	(9,023)	(2,126)	(11,149)
Closing net book amount	190,485	20,449	210,934

(*) Agricultural partnership has an average of 6 years duration.

As of March 31, 2020 included within Right of use assets balances are US$ 715 related to the net book value of assets under finance leases.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13. Investment property

Changes in the Group’s investment property for the three-month periods ended March 31, 2020 and 2019 were as follows:

	March 31, 2020	March 31, 2019
	(unaudited)
Beginning of the period	34,295	40,725
(Loss) / Gain from fair value adjustment (Note 8)	(49)	1,280
Exchange differences	49	(1,280)
End of the period	34,295	40,725
Cost	34,295	40,725
Net book amount	34,295	40,725

For all Investment properties with a total valuation of US$ 34.2 million as of March 31, 2020, the valuation was determined using Sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the Fair value is recognized in the Statement of income under the line item "Other operating income, net". There were no changes of the valuation techniques during March 31, 2020 and 2018. The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended March 31, 2020 would have reduced the value of the Investment properties on US$ 3.4 million, which would impact the line item "Net gain from fair value adjustment ".

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14. Intangible assets

Changes in the Group’s intangible assets in the three-month periods ended March 31, 2020 and 2019 were as follows:

	Goodwill	Software	Trademarks	Others	Total
Three-month period ended March 31, 2019
Opening net book amount	21,350	5,596	886	77	27,909
Exchange differences	(505)	(77)	—	—	(582)
Acquisition of subsidiary	—	204	6,431	10	6,645
Additions	—	66	—	—	66
Disposal	(635)	—	—	—	(635)
Amortization charge (i) (Note 6)	—	(303)	—	(25)	(328)
Closing net book amount	20,210	5,486	7,317	62	33,075
At March 31, 2019 (unaudited)
Cost	20,210	10,357	9,012	1,905	41,484
Accumulated amortization	—	(4,871)	(1,695)	(1,843)	(8,409)
Net book amount	20,210	5,486	7,317	62	33,075

Three-month period ended March 31, 2020
Opening net book amount	20,020	6,261	7,316	82	33,679
Exchange differences	(1,196)	(708)	9	(32)	(1,927)
Additions	—	430	—	51	481
Amortization charge (i) (Note 6)	—	(266)	—	(20)	(286)
Closing net book amount	18,824	5,717	7,325	81	31,947
At March 31, 2020 (unaudited)
Cost	18,824	11,698	8,881	447	39,850
Accumulated amortization	—	(5,981)	(1,556)	(366)	(7,903)
Net book amount	18,824	5,717	7,325	81	31,947

(i) Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended March 31, 2020 and 2019, respectively.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2019.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15. Biological assets

Changes in the Group’s biological assets in the three-month periods ended March 31, 2020 and 2019 were as follows:

	March 31, 2020
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	38,404	21,484	11,521	3,673	55,354	130,436
Initial recognition and changes in fair value of biological assets	11,764	12,764	3,810	(91)	(4,666)	23,581
Decrease due to harvest / disposals	(22,679)	(48,140)	(7,514)	(121)	(10,665)	(89,119)
Decrease due to sales of agricultural produce	—	—	(2,897)	—	—	(2,897)
Costs incurred during the period	13,778	14,487	7,119	252	21,142	56,778
Exchange differences	(263)	26	17	8	(12,922)	(13,134)
End of the period (unaudited)	41,004	621	12,056	3,721	48,243	105,645

	March 31, 2019
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	27,347	17,173	10,298	3,094	47,475	105,387
Increase due to purchases	—	—	—	210	—	210
Initial recognition and changes in fair value of biological assets	9,565	12,976	2,622	196	(2,191)	23,168
Decrease due to harvest / disposals	(13,107)	(38,061)	(3,148)	(281)	(11,127)	(65,724)
Decrease due to sales of agricultural produce	—	—	(4,425)	—	—	(4,425)
Costs incurred during the period	17,100	8,585	6,791	437	24,051	56,964
Exchange differences	(3,060)	40	(1,028)	730	(525)	(3,843)
End of the period (unaudited)	37,845	713	11,110	4,386	57,683	111,737

(i)Biological assets that are measured at fair value within level 3 of the hierarchy.

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those of the audited annual financial statements for the year ended December 31, 2018 described in Note 16. Please see Level 3 definition in Note 16 of these condensed consolidated interim financial statements.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15. Biological assets (continued)

Cost of production as of March 31, 2020:

	March 31, 2020
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	584	1,917	870	154	1,693	5,218
Depreciation and amortization	2	—	—	—	409	411
Depreciation of right-of-use assets	—	—	—	—	7,641	7,641
Fertilizers, agrochemicals and seeds	5,957	371	(11)	12	8,381	14,710
Fuel, lubricants and others	184	379	240	4	462	1,269
Maintenance and repairs	291	610	451	12	173	1,537
Freights	31	62	33	6	—	132
Contractors and services	3,872	8,834	—	1	2,142	14,849
Feeding expenses	—	—	2,675	—	—	2,675
Veterinary expenses	—	—	666	23	—	689
Energy power	10	794	268	2	—	1,074
Professional fees	23	906	15	1	110	1,055
Other taxes	312	21	2	23	16	374
Lease expense and similar arrangements	2,258	130	2	—	(10)	2,380
Others	254	463	167	5	125	1,014
Subtotal	13,778	14,487	5,378	243	21,142	55,028
Own agricultural produce consumed	—	—	1,741	9	—	1,750
Total	13,778	14,487	7,119	252	21,142	56,778

Cost of production as of March 31, 2019:

	March 31, 2019
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	568	1,630	1,044	149	1,971	5,362
Depreciation and amortization	—	—	—	—	764	764
Depreciation of right-of-use assets	—	—	—	—	8,323	8,323
Fertilizers, agrochemicals and seeds	9,338	717	—	—	9,994	20,049
Fuel, lubricants and others	183	206	221	8	595	1,213
Maintenance and repairs	265	459	403	45	290	1,462
Freights	17	78	16	65	—	176
Contractors and services	5,002	4,370	—	—	1,912	11,284
Feeding expenses	—	—	2,869	—	—	2,869
Veterinary expenses	—	—	452	55	—	507
Energy power	16	762	321	3	—	1,102
Professional fees	27	15	26	2	42	112
Other taxes	287	20	2	20	18	347
Lease expense and similar arrangements	1,098	12	—	2	—	1,112
Others	299	316	73	9	142	839
Subtotal	17,100	8,585	5,427	358	24,051	55,521
Own agricultural produce consumed	—	—	1,364	79	—	1,443
Total	17,100	8,585	6,791	437	24,051	56,964
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15. Biological assets (continued)

Biological assets as of March 31, 2020 and December 31, 2019 were as follows:

	March 31, 2020	December 31, 2019
	(unaudited)
Non-current
Cattle for dairy production	11,935	11,397
Breeding cattle	1,695	1,783
Other cattle	123	123
	13,753	13,303
Current
Breeding cattle	1,795	1,677
Other cattle	230	214
Sown land – crops	41,003	38,404
Sown land – rice	621	21,484
Sown land – sugarcane	48,243	55,354
	91,892	117,133
Total biological assets	105,645	130,436

16. Financial instruments

As of March 31, 2020, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

There were no transfer between any levels during the period.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16. Financial instruments (continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of March 31, 2020 and their allocation to the fair value hierarchy:

	2020
	Level 1	Level 2	Total

Assets
Derivative financial instruments	1,128	—	1,128
Total assets	1,128	—	1,128
Liabilities
Derivative financial instruments	(3,706)	(925)	(4,631)
Total liabilities	(3,706)	(925)	(4,631)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	(2,578)

NDF	Quoted price	Swap curve	Present value method	2	(925)
					(3,503)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17. Trade and other receivables, net

	March 31, 2020	December 31, 2019
	(unaudited)
Non current
Advances to suppliers	714	723
Income tax credits	4,806	5,240
Non-income tax credits (i)	16,026	16,895
Judicial deposits	2,312	2,596
Receivable from disposal of subsidiary	15,667	17,047
Other receivables	1,958	2,492
Non current portion	41,483	44,993
Current
Trade receivables	45,446	55,271
Less: Allowance for trade receivables	(3,949)	(3,773)
Trade receivables – net	41,497	51,498
Prepaid expenses	17,539	12,521
Advance to suppliers	13,835	14,417
Income tax credits	1,434	1,059
Non-income tax credits (i)	27,800	33,363
Receivable from disposal of subsidiary	4,118	5,716
Cash collateral	59	23
Other receivables	13,818	8,741
Subtotal	78,603	75,840
Current portion	120,100	127,338
Total trade and other receivables, net	161,583	172,331

(i) Includes US$ 16 for the three-month period ended March 31, 2020 reclassified from property, plant and equipment (for the year ended December 31, 2019: US$ 226).
The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17. Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	March 31, 2020	December 31, 2019
	(unaudited)
Currency
US Dollar	33,215	37,131
Argentine Peso	57,435	45,520
Uruguayan Peso	730	999
Brazilian Reais	70,203	88,681
	161,583	172,331

As of March 31, 2020 trade receivables of US$ 9,798 (December 31, 2019: US$ 11,284) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 231 and US$ 381 are over 6 months in March 31, 2020 and December 31, 2019, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18. Inventories

	March 31, 2020	December 31, 2019
	(unaudited)
Raw materials	76,617	47,501
Finished goods (Note 5) (i)	44,958	65,278
Others	9	11
	121,584	112,790

(i): Finished goods of Crops reportable segment are valued at fair value.

19. Cash and cash equivalents

	March 31, 2020	December 31, 2019
	(unaudited)
Cash at bank and on hand	60,338	124.701
Short-term bank deposits	175,087	165.575
	235,425	290.276

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20. Shareholder´s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2019	122,382	1,084,076
Restricted shares vested	—	—
Purchase of own shares	—	—
At March 31, 2019	122,382	1,084,076

At January 1, 2020	122,382	1,085,312
Restricted share vested	—	—
Purchase of own shares	—	(995)
At March 31, 2020	122,382	1,084,317
Share Repurchase Program

On September 12, 2013, the Board of Directors of the Company authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has been renewed by the Board of Directors after each 12-month period. On August 13, 2019, the Board of Directors approved the renewal of the Program and extension of the term for an additional twelve-month period ending on September 23, 2020.

Repurchases of shares under the program may be made from time to time (i) in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations; and (ii) through privately negotiated transactions. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of March 31, 2020, the Company repurchased an aggregate of 9,117,747 shares under the program, of which 3,075,270 have been utilized to cover the exercise of the Company’s employee stock option plan and restricted stock units plan. During the period ended March 31, 2020 and 2019 the Company repurchased shares for an amount of 285,059 and US$ nill, respectively. The outstanding treasury shares as of March 31, 2020 totaled 5,587,421.

21. Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.
(a)Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of March 31, 2020, nil options (March 31, 2019: nil) were exercised, and nil options (March 31, 2019: nil) were forfeited, and 59,835 options were expired (March 31, 2019: 594,879).
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21. Equity-settled share-based payments (Continued)

(b)Restricted Share and Restricted Stock Unit Plan

As of March 31, 2020, the Group recognized compensation expense US$ 1.2 million related to the restricted shares granted under the Restricted Share Plan (March 31, 2019: US$ 1.4 million). For the three-month period ended March 31, 2020, 7,667 Restricted Stock Units were forfeited (March 31, 2019: 514) and 6,597 Restricted Shares were forfeited (March 31, 2019: nil).

22. Trade and other payables

	March 31, 2020	December 31, 2019
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (Note 27)	3,445	3,394
Other payables	158	205
	3,603	3,599
Current
Trade payables	84,876	90,594
Advances from customers	1,443	2,980
Taxes payable	6,250	9,086
Payables from acquisition of property, plant and equipment (Note 27)	274	3,596
Other payables	586	631
	93,429	106,887
Total trade and other payables	97,032	110,486

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23. Borrowings

	March 31, 2020	December 31, 2019
	(unaudited)
Non-current
Senior Notes (*)	496,675	496,564
Bank borrowings (*)	244,851	283,638
	741,526	780,202
Current
Senior Notes (*)	750	8,250
Bank overdrafts	—	27
Bank borrowings (*)	204,566	179,801
	205,316	188,078
Total borrowings	946,842	968,280

(*) The Group was in compliance with the related covenants under the respective loan agreements.

As of March 31, 2020, total bank borrowings include collateralized liabilities of US$ 218,190 (December 31, 2019:
US$ 210,525). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 496.5 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23. Borrowings (continued)

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	March 31, 2020	December 31, 2019
	(unaudited)
Fixed rate:
Less than 1 year	117,696	120,154
Between 1 and 2 years	56,280	46,247
Between 2 and 3 years	48,090	55,453
Between 3 and 4 years	30,997	40,725
Between 4 and 5 years	12,256	10,331
More than 5 years	496,162	595,550
	761,481	868,460
Variable rate:
Less than 1 year	87,620	67,924
Between 1 and 2 years	9,995	20,007
Between 2 and 3 years	7,060	7,197
Between 3 and 4 years	2,254	4,692
Between 4 and 5 years	—	—
More than 5 years	78,432	—
	185,361	99,820
	946,842	968,280

The breakdown of the Group´s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the notes equals US$ 480 million, 96.04% of the nominal amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24. Lease liabilities

	March 31, 2020	December 31, 2019
	(unaudited)
Lease liabilities
Non-current	157,811	174,570
Current	37,904	41,814
	195,715	216,384

The maturity of the Group's lease liabilities is as follows:

	March 31, 2020	December 31, 2019
Less than 1 year	37,904	41,813
Between 1 and 2 years	63,563	46,657
Between 2 and 3 years	21,250	28,197
Between 3 and 4 years	17,719	21,160
Between 4 and 5 years	13,294	18,427
More than 5 years	41,985	60,130
	195,715	216,384

25. Payroll and social security liabilities

	March 31, 2020	December 31, 2019
	(unaudited)
Non-current
Social security payable	1,285	1,209
	1,285	1,209
Current
Salaries payable	4,583	3,290
Social security payable	2,413	3,025
Provision for vacations	5,845	8,808
Provision for bonuses	9,152	10,085
	21,993	25,208
Total payroll and social security liabilities	23,278	26,417

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26. Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2019.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27. Disposals and acquisitions

▪Acquisitions

In January 2019, the Company acquired, the remaining 50% of CHS Agro S.A. a joint venture between the Company and CHS Argentina S.A. After this acquisition, we own 100% of CHS Agro S.A. which has since been renamed as Girasoles del Plata S.A. The consideration for this operation was nominal. As a result of this transaction, the Company recognized a gain in the line item Other Operating Income of USD 0.2 million.

Net assets acquired are as follows:

Property, plant and equipment	21,800
Intangible assets, net	41
Inventories	1,866
Trade and other receivables, net	4,492
Deferred income tax liabilities	(4,546)
Trade and other payables	(1,031)
Current income tax liabilities	(5)
Payroll and Social liabilities	(153)
Borrowings	(23,062)
Cash and cash equivalents added as a result of the business combination	747
Total net assets added as a result of business combination	149
Fair value of previously held equity interest	74
Gain for bargain purchase	75

In January 2019, the Company acquired 100% of Olam Alimentos S.A. whose principal asset is a peanuts processing facility located in the Province of Córdoba, (currently Mani del Plata S.A.) from Olam International Ltd. The consideration for this acquisition was USD 10 million to be disbursed in three installments, with the first payment made at closing. This transaction qualifies as a purchase of assets.

In February 2019, the Company acquired two dairy facilities from SanCor Cooperativas Unidas Limitada ("SanCor"). The first facility is located in Chivilcoy, Province of Buenos Aires and processes fluid milk while the second facility is located in Morteros, Province of Cordoba and produces powder milk and cheese. Together with this facilities, we also acquired the brands Las Tres Niñas and Angelita. The total consideration for this operations was US$ 47 million. This transaction qualifies as a purchase of assets.

▪Disposals

In January 2019, we completed the sale of Q065 Negócios Imobiliários Ltda., a wholly owned subsidiary, which main underlying asset is the Alto Alegre Farm, for a selling price of US$ 16.6 million (Reais 62.5 million), of which US$ 2.2 million (Reais 8.4 million) has already been collected and the balance will be collected in seven annual installments starting in June 2019.

This transaction resulted in a gain before tax of US$ 1.5 million, and also in the reclassification of Revaluation surplus to retained earnings of U$S 8.0 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

28. Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income / (loss) included in the statement of income		Balance receivable / (payable)
			March 31, 2020	March 31, 2019	March 31, 2020	December 31, 2019

			(unaudited)	(unaudited)	(unaudited)
Directors and senior management	Employment	Compensation selected employees	(1,390)	(1,779)	(16,330)	(5,232)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29. Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of March 31, 2020 and for the three-month periods ended March 31, 2020 and 2019 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of March 31, 2020, results of operations and cash flows for the three-month periods ended March 31, 2020 and 2019. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’ and they should be read in conjunction with the annual financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRSs.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 35 to the annual financial statements.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and sales are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a "non-stop" or "continuous" harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

30. Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2019 described in Note 34.

31. Information related to COVID-19 pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in China and started spreading to the rest of the world in early 2020. The COVID-19 virus is impacting economic activity worldwide and poses the risk that Adecoagro or its employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns mandated by governmental authorities or otherwise adopted by companies as a preventive measure. Given the uncertainty around the extent and timing of the future spread of COVID-19 and the imposition or relaxation of protective measures, it is not possible to predict the COVID-19’s effects on the industry, generally, and to reasonably estimate the financial effect on the Company.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31. COVID (continued)

In Brazil, the government created a crisis committee to monitor the impact of COVID-19 in March 2020. Since then, it has announced several measures (tax and others) to address the effects of COVID-19. In this regard, the Brazilian health authorities, as well as several state and municipal authorities have adopted or recommended social distancing measures.

In Argentina, on March 20, 2020 the Argentine government implemented a social, preventive and mandatory isolation regime, prohibiting the circulation of people on routes, roads and public spaces (the “Mandatory Isolation Regime”).

As of the date of this report, the activities pursued by our Argentine subsidiaries, related to agricultural production, distribution and commercialization, were exempted from the Mandatory Isolation Regime for being considered “essential” activities. Also our activities in Brazil have no restrictions

In order to guarantee the hygiene and safety conditions established by the Ministry of Health and to preserve the health of the employees in our subsidiaries, Adecoagro has enacted Prevention and Action Protocols tailored for each facility, in addition to constituting Crisis Committees. Measures taken include but are not limited to: (i) daily temperature check upon arrival to the facility, (ii) mandatory distancing in the workplace, (iii) maximum limit of people in the lunch room and vehicles (iv) sanitary barriers, (iv) special protective attire. Additionally, remote work has been guaranteed for the duration of the Mandatory Isolation Regime for employees based in central offices, and a rotation scheme has been implemented for administrative employees based in the farms or industrial facilities.

Most of our businesses are operating without any major disruption both at the farm and industry level as well as on the road and at the ports. However, the demand of our products, mainly ethanol in Brazil, has been reduced as a consequence of the lockdown decided by the authorities in connection with the pandemic. Nevertheless, we are optimizing our production mix, in order to mitigate such reduction in demand.

The Company is closely monitoring the situation and taking all necessary measures at its disposal to preserve human life and its operation.
The accompanying notes are an integral part of these condensed consolidated interim financial statements